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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Porta Systems Corporation
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                                (Name of Issuer)
                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)
                                    735647307
             ------------------------------------------------------
                                 (CUSIP Number)
 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102, (941) 262-8577
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  June 5, 2000
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                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO.          735647307                                   PAGE 2 OF 5 PAGES


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                      ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)     [ ]
                                                                    (B)     [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          00**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR  2(E)                                           [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    796,610
           OWNED BY             ------------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING
            PERSON                       658,968
             WITH               ------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER

                                          796,610
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         658,968
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,455,578
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.7%
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14        TYPE OF REPORTING PERSON

          IN-IA-00**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

*     See response to Item 3, herein.
**    See respond to Item 5(b), herein.
***   See response to Item 5(c), herein.

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               AMENDMENT NO. 3 TO ORIGINAL REPORT ON SCHEDULE 13D

         This Amendment No. 3 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III ("Miller") relates to the Common Stock, $0.01 par value per share (the "Shares") of Porta Systems Corporation, a Delaware corporation ("the Company"). The purpose of this Amendment is to report that since Miller's previous Schedule 13D filing, Miller has sold additional Shares.

         Item 4 is hereby amended and restated as follows:

         ITEM 4.  Purpose of the Transaction.

         Miller considers his beneficial ownership reported herein of the 1,455,578 Shares, (which amount includes 112,500 Shares which he is deemed to beneficially own as a holder of warrants) as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Effective as of June 9, 2000, Miller has ceased to be a member of the board of directors pursuant to the Company's annual election. Miller has no other specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of Schedule 13D.

         Item 5 is hereby amended and restated as follows:

         ITEM 5.  Interest in Securities of the Issuer.

                  (a) Miller is deemed to beneficially own 1,455,578 Shares (14.7% of the outstanding Shares, based on 9,785,310 Shares outstanding), including the 119,500 Shares which Miller does not actually own, but has a right to purchase with respect to the Warrants Miller beneficially owns. As of the date hereof, 363,713 of such beneficially owned Shares are owned of record by Trust A-4, 256,755 of such beneficially owned Shares are owned of record by Trust C, 498,902 of such beneficially owned Shares are owned of record by Milfam I, L.P., 181,462 of such beneficially owned Shares are owned of record by Milfam II, L.P., 34,246 of such beneficially owned Shares are owned of record by Miller on his own behalf and 1,000 of such beneficially owned Shares are owned of record by Dail Miller. As of the date hereof, The Lloyd I. Miller III Keogh Plan and Trust A-2 are each the owner of record of Warrants to purchase 37,500 of such beneficially owned Shares. As of the date hereof, each of the UGMA's and each of the Family Trusts are each the owner of record of Warrants to purchase 7,500 of such beneficially owned Shares. As of the date hereof, Miller on his own behalf is owner of options to purchase 7,000 of such beneficially owned Shares, in addition to the 34,246 Shares which Miller on his own behalf owns outright.

                  (b) Miller shares voting and dispositive power for all Shares held of record in the following trusts: Trust A-2, Trust A-4, Trust C, and in trust for Miller's wife, Dail Miller. Miller has sole voting and dispositive power for all Shares held of record in the following trusts: each of the Family Trusts, each of the UGMA's, and Trust Milfam I, L.P., Trust Milfam II, L.P. and by Miller on his own behalf (see Item 6).






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                   (c) The following tables detail the sales of Shares by Trust
A-4, Trust C and Milfam I, L.P., effected by Miller since Miller's last amended
Schedule 13D filing. All of the transactions were open market transactions, in which the Shares were sold pursuant to a prospectus.

                                   TRUST A-4
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ATE OF TRANSACTION          NUMBER OF SHARES SOLD             PRICE PER SHARE
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   June 5, 2000                    33,500                           $2.14

   June 6, 2000                    18,900                           $2.216

   June 8, 2000                    17,650                           $2.133

   June 12, 2000                   37,000                           $2.75


                                   TRUST C
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DATE OF TRANSACTION          NUMBER OF SHARES SOLD             PRICE PER SHARE
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   June 5, 2000                     33,500                           $2.14

   June 6, 2000                     18,900                           $2.216

   June 8, 2000                     17,650                           $2.133

   June 12, 2000                    36,900                           $2.75


                                 MILFAM I, L.P.
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DATE OF TRANSACTION          NUMBER OF SHARES SOLD             PRICE PER SHARE
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   June 2, 2000                    42,000                            $2.00

   June 6, 2000                    37,500                            $2.216

   June 7, 2000                    47,900                            $2.39

   June 9, 2000                    26,400                            $2.441

   June 13, 2000                   41,500                            $2.4809

   June 14, 2000                      300                            $2.1875


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                  (d) Trust A-4 has the right to receive dividends from and
proceeds of the sale of 107,050 Shares; and Trust C has the right to receive dividends from and proceeds of the sale of 106,950 Shares; Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 195,600 Shares.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000

                                          By:   /s/ Lloyd I. Miller, III
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